Exhibit 99.1

Nyxoah appoints new CFO

November 8, 2021

Nyxoah appoints new CFO

Mont-Saint-Guibert, Belgium – November 8, 2021, 10:30pm CET / 4:30pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH)(“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today announced that Loïc Moreau will join Nyxoah as CFO as of January 1, 2022.

Loïc will join Nyxoah from GSK, where he held leadership roles in Finance across various geographies. Prior to GSK, Loïc built his career at EY and PwC. Loïc holds an executive master in Finance. He will replace current CFO, Fabian Suarez, who will leave Nyxoah at the end of 2021 to pursue a new opportunity as CEO of a startup MedTech company.

Olivier Taelman, CEO, commented: “We are very grateful to Fabian for his hard work, dedication and leadership over the last seven years. During his time at Nyxoah, Fabian led the Finance department and served as a valued and trusted member of the management team. He was instrumental in securing the successful Euronext Brussels and Nasdaq IPOs during the last year, and we wish him all the best in his new endeavor. We look forward to a smooth transition.”

Fabian Suarez added: “After seven years at Nyxoah, which I profoundly enjoyed, it is time for the next step in my career development. I am proud to have been part of Nyxoah and its exciting journey, and I look forward to Nyxoah’s many future successes.”

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE-Mark indication approval to treat Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company is currently conducting the DREAM IDE pivotal study for FDA and US commercialization approval.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States.

Contacts:

Nyxoah

Jeremy Feffer, VP IR and Corporate Communications
jeremy.feffer@nyxoah.com

+1 917 749 1494

Gilmartin Group

Vivian Cervantes

IR@nyxoah.com

Attachment

● ENGLISH - 20211108 - PR new CFO (FINAL)